UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Code of Conduct and Ethics

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|    No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

November 25, 2005
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

_____________________________________________________

ALIMENTATION COUCHE-TARD INC.

CODE OF CONDUCT AND ETHICS
_____________________________________________________

ALIMENTATION COUCHE-TARD INC.
CODE OF CONDUCT AND ETHICS

TABLE OF CONTENTS

A.	OBJECTIVE	2
B.	WHO IT APPLIES TO	2
C.	BREACH OF THE CODE	2
D.	POLICY STEWARDSHIP	3
E.	COMMUNICATION AND ENFORCEMENT	3
F.	CONFLICT OF INTEREST	3
G.	PROTECTING ASSETS	4
H.	CONFIDENTIALITY	5
I.	INSIDER TRADING	5
J.	DISCLOSURE OF INFORMATION	6
K.	WORKING ENVIRONMENT	6
L.	DEALING WITH CUSTOMERS, PROVIDERS AND COMPETITORS	7
M.	COMPLIANCE WITH LAWS AND REGULATIONS	7
N.	RAISING A CONCERN OR COMPLAINT	7
O.	PROCEDURES FOR HANDLING THE REPORTING OF COMPLAINTS	9
P.	RETENTION OF COMPLAINTS AND INVESTIGATIONS	10
Q.	CONTACT PERSONS	10

APPENDIX
	APPENDIX A - Conflict of interest policy	12
	APPENDIX B - Communication policy	14

ALIMENTATION COUCHE-TARD INC.
CODE OF CONDUCT AND ETHICS

A. OBJECTIVE

The objective of the code of conduct and ethics (the "Code") is to provide guidelines for maintaining the integrity reputation, honesty, objectivity and impartiality of Alimentation Couche-Tard, its subsidiaries and business units (hereinafter collectively referred to « Couche-Tard » or the "Company") in Canada, in the United States or wherever in the World Couche-Tard conducts business.

This policy addresses various types of business conduct, including (but not limited to):

  conflicts of interest, including transactions and agreements within which a director, executive officer or any employee may have a material interest in;

  protection and proper use of corporate assets and opportunities of the Company;

  confidentiality of corporate information on Couche-Tard;

  fair dealing with Couche-Tard's security holders, customers, suppliers, competitors and employees;

  compliance with laws, rules and regulations; and

  reporting of any illegal or unethical behaviour.

The Company reserves the right to revise the Code at any time, without advance notice in order to take account of changed circumstances or amendments to laws and regulations. Should there be a material change, the revised version of the Code and a notice will be communicated.

An electronic version of the Code may be found on the Company's website at www.couche-tard.com.

B. WHO IT APPLIES TO

The Code applies to all directors, officers and employees of Couche-Tard (hereinafter referred collectively as "Associate(s) of the Company"). Associates of the Company shall acknowledge the Code and act accordingly by respecting not only to the letter of the Code but also with its scope.

C. BREACH OF THE CODE

Failure to comply with this Code may entail serious legal consequences for the Associate of the Company and the Company, and may, in such case, result in disciplinary action, up to and including immediate termination of employment or removal from office without any notices.

ALIMENTATION COUCHE-TARD INC.
CODE OF CONDUCT AND ETHICS

D. POLICY STEWARDSHIP

The Board of Directors or the persons or committee appointed have the ultimate responsibility for the stewardship of the Code.

E. COMMUNICATION AND ENFORCEMENT

All Associate of the Company shall be informed of the existence of this Code and of its importance. Directors, Human Resources of Couche-Tard will ensure that a copy of the Code is remitted to each Associate of the Company and to new employee upon their hiring, who will each sign an acknowledgment of receipt to be kept in the employee's personnel file. Such Associate of the Company is required to understand the Code and its applicability to ensure compliance with its rules therein.

Only Alimentation Couche-Tard Inc.'s Board of Directors or Human Resources and Corporate Governance Committee may exceptionally grant exemptions of the applicability of the Code.

F. CONFLICT OF INTEREST

Associate of the Company shall take all necessary measures to avoid any real, potential or appearance of conflict of interest and therefore must remain free of interests or relationships that are harmful or detrimental to the Company's best interests. They shall also avoid the appearance of one which could tarnish their or Couche-Tard's image.

A conflict of interest arises whenever the private interest interferes or conflicts in any way with that of the Company. In any decision-making function, the Associate of the Company must always act in an objective manner based solely on the best interest of the Company and unaffected by any consideration of personal gain or anyone personally associated with him, including friends or relatives or any other person including corporations or companies with whom there are ownership interests. Associate of the Company must always refrain from helping any other companies or persons in securing any contracts with the Company that could procure themselves with a personal benefit.

Since it is impossible to provide an exhaustive list of all situations that could give rise to real or potential conflicts of interest, Associate of the Company shall ask themselves the following questions to determine if there is a potential conflict of interest:

  Do I stand to gain personally from this?

  Does this result in a financial or other benefit for me, a relative, friend or any other person including corporations or companies with whom there is ownership interest?

  Would I be embarrassed to discuss this with my supervisor or my colleagues?

  Would I act differently if a friend, relative or any other person including corporations or companies with whom there are ownership interests were not involved?

ALIMENTATION COUCHE-TARD INC.
CODE OF CONDUCT AND ETHICS

Officers and employees

Any Associate of the Company that could be in a real or potential conflict of interest situation has the obligation to immediately inform their immediate supervisor. Upon their employment, employees are required to acknowledge and sign the conflict of interest contract attached hereto as Appendix A.

Directors

A director who finds themself in a conflict of interest during any Board of Directors or Committee meeting must immediately declare their interest and refrain from participating in any discussion about the conflicting issue or from voting thereon.

G. PROTECTING ASSETS

Associate of the Company have the responsibility to protect the Company's property and assets both physical (equipment, data, revenues, etc.) and intangible (networks, software, intellectual property, information, etc.) and to ensure their efficient use in the best interest of the Company.

Associate of the Company must take all possible safeguards to prevent theft, misuse, damage, loss or sabotage, carelessness and waste of the Company's property.

It is the duty of every Associate of the Company to report immediately to their superior any act that could be an actual or presumed breach of the guidelines concerning the protection of the Company's assets.

Company funds

Associate of the Company who have access to Company funds in any form, namely money, currency, cheques, share certificates, promissory notes, must know and follow Couche-Tard's practices and procedures to that effect.

Corporate records

Corporate records serve as a base for the Company in managing its business, the assessment and carrying out of its obligations towards its shareholders, employees, clients and suppliers, as well as for assuring compliance with legal, fiscal and financial requirements. Consequently, no entry, omission, falsification, or subterfuge of any kind may be made with the intent of obscuring or disguising the true nature of a transaction on Couche-Tard's books. Associate of the Company must know and follow Couche-Tard's practices and procedures to that effect, namely necessary internal controls procedures.

ALIMENTATION COUCHE-TARD INC.
CODE OF CONDUCT AND ETHICS

H. CONFIDENTIALITY

Associate of the Company must respect privacy of all confidential information, namely if they pertain to Couche-Tard's business. In most cases, the documents and data maintained, processed, created and/or accessible within Couche-Tard are considered confidential information (which includes information in whatever form, related to Couche-Tard or any of its customers and suppliers which is not in the public domain). Associate of the Company must take all necessary actions in order to restrict access to such information and its disclosure.

Confidential information is proprietary to Couche-Tard and should not be disclosed, used, sold, transferred, discussed, reproduced or made available in any form for any purpose without proper authorization of their immediate supervisor or from any other person having the authority.

I. INSIDER TRADING

Securities legislation imposes restrictions with respect to securities transactions and "tipping" when a person has knowledge of material information not yet known to the public and which generally could materially affect the market price of the securities of a given company. Any person that contravenes those provisions may be subject to heavy fines and damages by the securities commissions, as well as internal disciplinary actions.

Until an Associate of the Company is certain that the information has been officially disclosed such person is prohibited from trading in securities of Alimentation Couche-Tard Inc. ("ACT") to which the information relates (including but not limited to equity securities, debt securities, and puts, calls, options, etc.). Such person cannot disclose such information (otherwise than in the necessary course of business) to another person - a "tippee". Note that trading by the tippee is also illegal.

The information is deemed public when an official announcement has been publicized and the public has had the opportunity to evaluate the information. As a rule of thumb, a period of two trading days following the day of the official announcement is considered sufficient for this purpose. Information is deemed to be of public domain upon its release on news wire, filed with the securities regulatory authorities and once posted on ACT's Website.

No Associate of the Company shall trade in securities of ACT from the third week before ACT's quarterly and annual results are disclosed until the end of the second trading day following the day of public release of ACT quarterly and annual results. ACT's results are usually released 30-45 days following the end of each quarter (i.e. Q1=12 weeks, Q2=12 weeks, Q3= 16 weeks and Q4=12 weeks) and 75-90 days after the end of the fiscal year (i.e. last Sunday of April of each year).

When an Associate of the Company is uncertain whether they may trade the securities of ACT, that employee must contact the Corporate Secretary of ACT.

ALIMENTATION COUCHE-TARD INC.
CODE OF CONDUCT AND ETHICS

J. DISCLOSURE OF INFORMATION

In order to establish an open and honest communication with the public, investment community, securities legislators and media and comply with the law while protecting the Company's interest and confidential issues, only authorized officers of Couche-Tard can decide the timing and content of public disclosures regarding Couche-Tard. Consequently, Associate of the Company may not represent, in any manner whatsoever, Couche-Tard in the public forum, unless specifically requested to do so by management, the Board of Directors, or a designated spokesperson. To that effect, the Company has put in place a communication policy which is attached hereto as Appendix B. The latter is an integral part of this Code and Associate of the Company shall act accordingly.

K. WORKING ENVIRONMENT

Equal opportunity

Couche-Tard is committed to equity and equality in all its employment practices and policies. It seeks to recruit, develop, reward and retain its employees on the basis of merit, ability and performance. Discriminating against any employee or person with whom the Company does business is strictly prohibited.

Harassment

The Company is committed in maintaining an atmosphere free of any form of harassment or violence in the workplace. Harassment, including sexual and psychological harassment, are forms of discrimination and are prohibited. Harassment includes any conduct, comment, gesture or contact that is likely to cause offence or humiliation that deprives a person of the dignity and respect to which they are entitled. In addition, harassment can also take the form of any behaviour or action which interferes with an individual's ability to perform assignments or which creates a hostile or intimidating work environment. The Company will not tolerate any form of harassment.

Security

The Company is committed in providing a safe and secure work environment to reduce the risks of illness, injuries and professional lesions. To that effect, Couche-Tard puts in place methods with respect to health conditions and security including working methods in carrying out tasks. Couche-Tard expects every employee to assume personal responsibility for his health and safety, and of his colleagues, by working safely at all times and pursuant to instructions and working methods put in place.

Alcohol, drugs and other substances

The Company is concerned about the health, safety and well being of its employees, its business partners, its customers and the public. For this reason, Couche-Tard takes all

ALIMENTATION COUCHE-TARD INC.
CODE OF CONDUCT AND ETHICS

reasonable steps to minimize the risks associated with its activities and to ensure a healthy, safe and productive work environment. Consequently, Couche-Tard will not tolerate any unlawful use, possession, dispensation, distribution or manufacture of a controlled substance or alcohol in the workplace. Arriving at the workplace or any customer site under the influence of any controlled substance or alcohol is also prohibited.

Weapons

Possession or use of any and all weapons, including but not limited to, knives, handguns and martial arts weapons, regardless of whether a license has been issued or the weapon is concealed, is prohibited.

L. DEALING WITH CUSTOMERS, PROVIDERS AND COMPETITORS

In order to enjoy a strong and lasting competitive advantage, Couche-Tard must take great care of its reputation for quality, service excellence and integrity. The best means of doing that and of consolidating Couche-Tard's position is to compete hard but fairly while respecting our legal and ethical obligations to the letter. Competing fairly means respecting our business partners, customers, competitors and representatives. It is imperative that the Associate of the Company act in a professional and courteous manner in their dealings with customers and suppliers.

M. COMPLIANCE WITH LAWS AND REGULATIONS

Couche-Tard's business must be dealt with in compliance with laws and regulations applicable to Couche-Tard, in either Canada, the U.S. or foreign countries. The Associate of the Company shall not directly or indirectly contravened to the law by either acting or omitting to act that would result in derogation or an offence to the law.

All Associate of the Company shall also comply with general rules, policies and internal procedures of Couche-Tard. The latter, who may be members of professional associations shall also comply with rules of conduct and the code of ethics of their professional association.

N. RAISING A CONCERN OR COMPLAINT

Couche-Tard is committed to provide a work environment based on trust and respect, which enables all employees to work without fear of intimidation, discrimination or violence. As part of this commitment, Couche-Tard encourages an open and frank atmosphere in which complaints with respect to an illegal action or against ethics and non-compliance to the Code can be raised without fear of being retaliated against.

Channels of Communication

A complaint shall be reported directly to the Associate of the Company's immediate supervisor.

ALIMENTATION COUCHE-TARD INC.
CODE OF CONDUCT AND ETHICS

However, if such reporting is either inappropriate, does not provide the necessary level of confidentiality or as the employee otherwise prefers, the complaint should be reported directly to the following people (hereinafter referred to as the "Designated Person").

Conflict of interests	Human Resources representative of the
division
Protecting assets	Vice-President, Operation of the division
Confidentiality	Human Resources representative of the
division
Insider trading	Corporate Secretary of ACT
Disclosure of information	Head of finance of ACT
Corporate Secretary of ACT
Working environment	Human Resources representative of the
division
Dealing with customers, providers and	Vice-President, Operation of the division
competitors
Compliance with laws and regulations	Vice-President, Operation of the division
Corporate Secretary of ACT
For any of the above items	Human Resources and Corporate
Governance Committee of ACT
c/o: Corporate Secretary

Voice Mail

  Couche-Tard has set up a voice mail to allow any employee to file a complaint.

  The voice mail is anonymous and may be reached by dialling 1-888-933-7266 (Take note that calls coming in are not identified).

  The informer needs to identify to whom of the Designated Person the message is for.

In writing

  complaint@couche-tard.com

or

c/o  - [indicate the person's title as indicated above] (Strictly Confidential) [indicate the address of the Designated Person]

ALIMENTATION COUCHE-TARD INC.
CODE OF CONDUCT AND ETHICS

All complaints shall be accompanied by relevant information, precise and sufficient that includes dates, place occurred, person or witness, numbers, etc. to allow a reasonable inquiry. Should the informer wish to discuss the complaint with the Designated Person, they shall indicate so when they files their complaint and indicate at what telephone number they can be reached should the Designated Person see appropriate. The Designated Person shall have the right not to proceed with any investigation should the information provided in the complaint be vague and insufficient.

Confidentiality

Couche-Tard is fully committed to maintaining adequate procedures for the confidential, anonymous reporting by employees of Couche-Tard of a complaint.

Any submission made regarding non-compliance of the Code shall be treated on a confidential basis. The informer's identity shall be treated confidentially, unless specifically permitted to be disclosed by him, or unless required by law. Anonymous and confidential submissions shall only be disclosed to those persons who have a need to know in order to properly carry out an investigation of a complaint, in accordance with the procedures on handling the report of a complaint.

Retaliation

Any person who in good faith makes a complaint (the "Informer") will be protected from threats of retaliation, discharge, or other types of discrimination including but not limited to, lower compensation or inferior terms and conditions of employment that are directly related to the complaint. The term "good faith" has the meaning and refers to person who is reasonably convinced that the complaint is well founded and based on true facts and that the complaint is not intended to provide him advantages or aimed at attacking the reputation of the person mentioned in the complaint.

  An Informer is protected from any retaliation to matters that are, or could give rise to, serious violations, provided the complaint is made (i) in good faith, without prejudicial intentions and false allegations; (ii) in the reasonable belief of the Informer that the conduct or matter covered by the complaint constitutes, or has the potential to constitute, a serious violation; and (iii) without seeking any personal gain or advantages.

  Any Associate of the Company who retaliates against an Informer, may face disciplinary actions, including termination of his employment, without notice.

O. PROCEDURES FOR HANDLING THE REPORTING OF COMPLAINTS

Upon receipt of a complaint by a Designated Person, the latter shall:

  Register the complaint in a log book; and

ALIMENTATION COUCHE-TARD INC.
CODE OF CONDUCT AND ETHICS

  Review and assess the seriousness of the complaint with internal audit or any other necessary actions as deemed applicable along with the assistance of the Human Resources and Corporate Governance Committee as required, and investigate as appropriate.

On a quarterly basis and upon request, the Designated Person shall prepare a report for the Human Resources and Corporate Governance Committee of ACT sent to the attention of the Corporate Secretary showing all complaints received with respect to the non compliance of the Code during the previous quarter through all channels of communications; how were complaints handled; results of any investigation; and any corrective action taken.

P. RETENTION OF COMPLAINTS AND INVESTIGATIONS

All complaints and investigations with respect to the non-compliance to the Code shall be kept in a secure place in order to protect the confidentiality of the information provided by the Informer.

Q. CONTACT PERSONS

For any questions you may have with respect to the general application of the Code and its application, you may contact the Designated Person pursuant to section N of the Code taking into consideration the subject matter.

* * * * *

I hereby confirm having received the Code, have read it and undertake to comply with it. This ______ day of _________________ 20_____.

________________________________
Name:

________________________________ (employee ID number)

________________________________ (site/office#)

ALIMENTATION COUCHE-TARD INC.
CODE OF CONDUCT AND ETHICS

APPENDIX A

COMPANY POLICIES AND RULES IN RELATION TO CONFLICT OF INTERESTS, GIFTS, SAMPLES AND INVITATIONS

1.1       CONFLICT OF INTERESTS

Employees must avoid placing themselves in a situation of conflict of interests. A conflict of interests often occurs when we let ourselves be influenced by other persons favoring our personal interests in situations where our business responsibilities must come first.

1.2       GIFTS, SAMPLES AND INVITATIONS

Employees must avoid placing themselves in a situation of conflict of interests towards the company, clients, suppliers and other business relations. In order to do so, the following rules must be followed:

  Do not solicit suppliers for personal gain or any sort of personal services, any services or any invitations to any type of activities.

  Do not ask suppliers for gifts, samples, invitations, a service or commodities for social or company activities without first obtaining the authorization from the Vice-President in charge or his immediate supervisor.

  Never accept money as a gift.

  Accept only the necessary quantity of samples for your evaluation or testing of products.

  Never accept an invitation to a trip sponsored by the supplier without first obtaining authorization from the Vice-President in charge of the division or his immediate supervisor.

  Do not participate to more than three golf games a year during working days without first obtaining authorization from the Vice-President in charge of the division or his immediate supervisor.

  Do not accept an invitation for a meal or activity for which the fees would be unreasonable under the circumstances.

ALIMENTATION COUCHE-TARD INC.
CODE OF CONDUCT AND ETHICS

1.3       RESPECT OF POLICIES AND RULES

According to the importance of each case, confirmed violation of the above-mentioned policies and rules will lead to immediate disciplinary measures, even dismissal.

ALIMENTATION COUCHE-TARD INC.
CODE OF CONDUCT AND ETHICS

APPENDIX B

Communication Policy

This Policy was adopted by the Board of Directors of Alimentation Couche-tard ("ACT") following its review by the Human Resources and Corporate Governance Committee. This Policy covers but is not limited to disclosures in documents filed with regulatory authorities, written statements made in ACT's annual and quarterly reports, press releases, letters to shareholders, information contained on ACT's Web site and other electronic communications. This Policy also covers oral statements and presentations made in-group or individual meetings, or telephone or conference calls with analysts, investment advisors and investors as well as interviews with the media and press conferences.

  The Executive Vice-President and Chief Financial Officer is responsible for coordinating all oral and written communications with the media and the investment community, including the designation of ACT spokespersons and the implementation of disciplined procedures for record keeping. All inquiries from the media and the investment community must be referred to the Executive Vice-President and Chief Financial Officer.

  The Chairman of the Board of Directors, President and Chief Executive Officer is ACT's key spokesperson. The regional Vice-Presidents are ACT's spokespersons in each of their respective markets under the advice of the Senior Vice-Presidents.

  ACT does not engage in selective disclosure and ensures that when material developments occur, a press release is issued and filed forthwith to ensure as wide dissemination as possible. The Executive Vice-President and Chief Financial Officer will decide when developments are material and justify public release and will make recommendations to the Chairman of the Board of Directors, President and Chief Executive Officer thereon. Press releases for any such material developments must be reviewed and approved by the Executive Vice-President and Chief Financial Officer and/or the Executive Vice-President and Chief Operating Officer.

  Any calls involving rumors regarding material developments must be immediately directed to the Executive Vice-President and Chief Financial Officer and/or the Executive Vice-President and Chief Operating Officer, who will follow ACT's policy on dealing with rumors (see Appendix A).

  ACT may, from time to time, make forward-looking statements using the safe harbor as prescribed in the Private Securities Reform Act of 1995. A forward-looking statement made in ACT's written documents will be identified as such and accompanied with meaningful cautionary language. In the case of oral forward-looking statements, the statement will be identified as such and, if the cautionary language is not included in a previously released written document, it will immediately accompany the statement. Otherwise, the spokesperson can refer to a readily available written document.

ALIMENTATION COUCHE-TARD INC.
CODE OF CONDUCT AND ETHICS

  ACT will review analyst reports only with a view to commenting on factual information contained in the report and will not comment on analyst conclusions or soft information contained in the report. ACT will not provide analyst reports on its Web site, including through a link to another Web site, or through any other means to persons outside ACT.

  ACT may conduct conference calls with the analyst community on a quarterly basis, after the quarterly earnings news release has been issued. ACT will announce the date and time of the conference calls in its earnings news release and on its web sites. Any interested party in addition to the analysts and market professionals, but including individual investors and the media, may access the conference calls on a real-time basis but in a listen-only mode or by way of the simultaneous broadcast of the meeting on ACT's Web site. ACT will not exclude anyone access to the conference call. A tape recording of the conference calls and the broadcast thereof will be made available, for a limited time following the call, on a 1-800 toll-free number and via ACT's Web site, for anyone interested in listening to a replay.

  The Executive Vice-President and Chief Financial Officer will review communications during the conference calls to determine if otherwise undisclosed material information may have been non-intentionally released and whether a press release is called for to fully disclose the information.

  During a period ten days prior to the issuance of a news release disclosing quarterly or annual results, ACT representatives will refrain from responding to analyst and media inquiries on earnings prospects.

Appendix A to the Communication Policy

NO COMMENT POLICY

ACT has adopted a NO COMMENT policy with respect to queries by third parties on discussions or negotiations ACT may, or may not, be having with third parties in connection with possible transactions, which would, if consummated, be considered material.

Whether or not we are in fact involved in such discussions or negotiations, any query from the media, analysts or others about transactions or rumors thereof should be answered with the following:

"It is ACT's policy not to comment on the existence, or non-existence, of discussions or negotiations with respect to corporate transactions."

If there is another question, we simply say: "No comment".

* * * * *